UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2019

May 15, 2019

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Kanetsugu Mike, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-3110
General meeting of shareholders:	June 27, 2019
Dividend payment date:	June 28, 2019
Securities report issuing date:	June 27, 2019
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2019

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2019	6,697,402	10.4	1,348,043	(7.8)	872,689	(11.8)
March 31, 2018	6,068,061	1.5	1,462,418	7.5	989,664	6.8

(*)	Comprehensive income

                March 31, 2019: 686,992 million yen     (48.4) %                 ;         March 31, 2018: 1,330,891 million yen     302.6%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2019	66.91	66.62	5.4	0.4	20.1
March 31, 2018	74.55	74.29	6.3	0.5	24.1

(Reference) Income from investment in affiliates (Equity method)

                March 31, 2019: 284,389 million yen                                    ;         March 31, 2018: 242,885 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2019	311,138,903	17,261,677	5.2	1,252.03
March 31, 2018	306,937,415	17,295,037	5.2	1,217.41

(Reference) Shareholders’ equity as of     March 31, 2019: 16,179,276 million yen;     March 31, 2018: 16,024,639 million yen

(*)   “Equity-to-asset ratio” is computed under the formula shown below

              (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)   Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2019	5,609,305	(5,627,546)	(484,359)	74,206,895
March 31, 2018	12,310,778	(565,875)	(290,538)	74,713,689

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2018	—	9.00	—	10.00	19.00	251,824	25.5	1.6
ended March 31, 2019	—	11.00	—	11.00	22.00	286,867	32.9	1.8
ending March 31, 2020 (Forecast)	—	12.50	—	12.50	25.00		35.9

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2020 (Consolidated)

MUFG has set an earnings target of 900.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2020. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2019	13,667,770,520 shares
	March 31, 2018	13,900,028,020 shares
(B) Treasury stocks:	March 31, 2019	745,316,531 shares
	March 31, 2018	737,138,211 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2019	13,042,072,097 shares
	Fiscal year ended March 31, 2018	13,274,746,023 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Changes in Accounting Policies
Segment Information
Per Share Information
Significant Subsequent Events

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2019”

(*)

The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2019 (Wednesday)
Explanation for investors and analysts:	May 20, 2019 (Monday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2019)

Consolidated gross profits for the fiscal year ended March 31, 2019 decreased 128.5 billion yen from the previous fiscal year to 3,725.7 billion yen. This was due to decrease in net trading profits and net other operating profits, while net interest income from foreign currency-denominated loans and deposits increased. General and administrative (G&A) expenses for the fiscal year ended March 31, 2019 increased 25.7 billion yen from the previous fiscal year to 2,647.1 billion yen, reflecting higher expenses in overseas. As a result, net operating profits decreased 154.2 billion yen from the previous fiscal year to 1,078.5 billion yen.

Total credit costs for the fiscal year ended March 31, 2019 decreased 40.2 billion yen from the previous fiscal year, mainly due to an increase in the reversal of allowance for credit losses. Net gains on equity securities decreased 20.5 billion yen from the previous fiscal year, due to a decrease in gains and losses on sales of equity securities. Other non-recurring losses increased 21.3 billion yen from the previous fiscal year, mostly due to an increase in provision for repayment of excess interest of credit card/loan businesses. As a result, ordinary profits for the fiscal year ended March 31, 2019 decreased 114.3 billion yen from the previous fiscal year to 1,348.0 billion yen.

Net extraordinary losses for the fiscal year ended March 31, 2019 increased 149.6 billion yen, mainly due to an increase in losses on impairment of fixed assets of credit card business. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2019 was 872.6 billion yen, a decrease of 116.9 billion yen from the previous fiscal year.

2

Mitsubishi UFJ Financial Group, Inc.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2018	Increase (Decrease)
Gross profits before credit costs for trust accounts	3,725.7	3,854.2	(128.5)
General and administrative expenses	2,647.1	2,621.4	25.7
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,078.5	1,232.8	(154.2)
Total credit costs	(5.8)	(46.1)	40.2
Net gains (losses) on equity securities	112.6	133.1	(20.5)
Profits (losses) from investments in affiliates	284.3	242.8	41.5
Other non-recurring gains (losses)	(121.7)	(100.3)	(21.3)
Ordinary profits	1,348.0	1,462.4	(114.3)
Net extraordinary gains (losses)	(202.7)	(53.0)	(149.6)
Total taxes	195.5	313.4	(117.8)
Profits attributable to non-controlling interests	77.0	106.2	(29.2)
Profits attributable to owners of parent	872.6	989.6	(116.9)

(2)   Analysis of financial condition

Total assets as of March 31, 2019 increased 4,201.4 billion yen from March 31, 2018 to 311,138.9 billion yen, and total net assets as of March 31, 2019 decreased 33.3 billion yen from March 31, 2018 to 17,261.6 billion yen. The decrease in total net assets was mainly due to decreases in non-controlling interests and capital surplus.

With regard to major items of assets, loans and bills discounted as of March 31, 2019 decreased 678.5 billion yen from March 31, 2018 to 107,412.4 billion yen and securities as of March 31, 2019 increased 4,996.2 billion yen from March 31, 2018 to 64,262.4 billion yen. With regard to major items of liabilities, deposits as of March 31, 2019 increased 2,858.9 billion yen from March 31, 2018 to 180,171.2 billion yen.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Assets:
Cash and due from banks	74,713,689	74,206,895
Call loans and bills bought	482,285	451,668
Receivables under resale agreements	5,945,875	10,868,179
Receivables under securities borrowing transactions	9,266,996	2,739,363
Monetary claims bought	5,529,619	7,254,708
Trading assets	15,247,156	16,126,188
Money held in trust	943,153	912,961
Securities	59,266,170	64,262,463
Loans and bills discounted	108,090,994	107,412,468
Foreign exchanges	2,942,499	2,134,807
Other assets	12,176,023	12,838,412
Tangible fixed assets	1,369,977	1,335,972
Buildings	302,981	361,580
Land	697,105	674,285
Lease assets	12,357	15,078
Construction in progress	119,195	33,618
Other tangible fixed assets	238,337	251,409
Intangible fixed assets	1,246,676	1,136,530
Software	532,285	513,231
Goodwill	258,417	237,310
Lease assets	351	198
Other intangible fixed assets	455,622	385,790
Net defined benefit assets	874,106	824,007
Deferred tax assets	89,172	104,451
Customers’ liabilities for acceptances and guarantees	9,560,158	9,241,062
Allowance for credit losses	(807,139)	(711,236)

Total assets	306,937,415	311,138,903

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Liabilities:
Deposits	177,312,310	180,171,279
Negotiable certificates of deposit	9,854,742	9,413,420
Call money and bills sold	2,461,088	2,465,093
Payables under repurchase agreements	18,088,513	25,112,121
Payables under securities lending transactions	8,156,582	903,219
Commercial papers	2,181,995	2,316,338
Trading liabilities	10,898,924	11,624,122
Borrowed money	16,399,502	16,268,170
Foreign exchanges	2,037,524	2,271,145
Short-term bonds payable	847,299	793,999
Bonds payable	10,706,252	12,179,680
Due to trust accounts	10,382,479	10,282,227
Other liabilities	9,270,887	9,452,717
Reserve for bonuses	86,581	79,236
Reserve for bonuses to directors	620	689
Reserve for stocks payment	11,607	10,814
Net defined benefit liabilities	59,033	59,540
Reserve for retirement benefits to directors	1,088	1,058
Reserve for loyalty award credits	17,836	17,606
Reserve for contingent losses	318,002	265,707
Reserves under special laws	4,319	4,263
Deferred tax liabilities	867,919	829,418
Deferred tax liabilities for land revaluation	117,104	114,292
Acceptances and guarantees	9,560,158	9,241,062

Total liabilities	289,642,377	293,877,225

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,196,803	1,034,641
Retained earnings	10,064,649	10,640,655
Treasury stock	(522,158)	(516,649)

Total shareholders’ equity	12,880,807	13,300,160

Net unrealized gains (losses) on available-for-sale securities	2,388,234	2,249,231
Net deferred gains (losses) on hedging instruments	59,360	122,516
Land revaluation excess	170,239	167,681
Foreign currency translation adjustments	499,557	339,713
Remeasurements of defined benefit plans	62,182	(4,729)
Debt value adjustments of foreign subsidiaries and affiliates	(35,743)	4,702

Total accumulated other comprehensive income	3,143,832	2,879,115

Subscription rights to shares	274	217
Non-controlling interests	1,270,123	1,082,184

Total net assets	17,295,037	17,261,677

Total liabilities and net assets	306,937,415	311,138,903

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Ordinary income	6,068,061	6,697,402
Interest income	3,094,990	3,732,203
Interest on loans and bills discounted	2,033,891	2,353,452
Interest and dividends on securities	578,247	685,681
Interest on call loans and bills bought	10,776	10,050
Interest on receivables under resale agreements	60,590	122,455
Interest on receivables under securities borrowing transactions	12,209	20,833
Interest on deposits	123,591	183,081
Other interest income	275,682	356,647
Trust fees	122,533	125,385
Fees and commissions	1,549,993	1,523,527
Trading income	293,494	218,212
Other operating income	371,477	382,491
Other ordinary income	635,572	715,583
Reversal of allowance for credit losses	60,200	15,053
Gains on loans written-off	78,880	67,063
Others	496,491	633,467
Ordinary expenses	4,605,643	5,349,359
Interest expenses	1,188,223	1,809,580
Interest on deposits	413,807	578,379
Interest on negotiable certificates of deposit	90,019	139,687
Interest on call money and bills sold	4,859	3,885
Interest on payables under repurchase agreements	142,829	312,065
Interest on payables under securities lending transactions	2,611	3,497
Interest on commercial papers	28,190	54,655
Interest on borrowed money	38,788	60,485
Interest on short-term bonds payable	2	0
Interest on bonds payable	195,064	250,560
Other interest expenses	272,050	406,363
Fees and commissions	222,795	219,573
Trading expenses	1,021	2,046
Other operating expenses	166,281	225,052
General and administrative expenses	2,693,315	2,688,047
Other ordinary expenses	334,006	405,058

Ordinary profits	1,462,418	1,348,043

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Extraordinary gains	54,993	17,797
Gains on disposition of fixed assets	6,297	16,096
Reversal of reserve for contingent liabilities from financial instruments transactions	—	56
Gains on liquidation of subsidiaries	—	1,645
Gains on exchange of shares of affiliates	48,695	—
Extraordinary losses	108,034	220,513
Losses on disposition of fixed assets	12,097	9,456
Losses on impairment of fixed assets	76,122	184,692
Provision for reserve for contingent liabilities from financial instruments transactions	244	—
Losses on change in equity	19,569	15,223
Losses on sales of shares of affiliates	—	11,140

Profits before income taxes	1,409,377	1,145,327

Income taxes-current	300,032	189,195
Income taxes-deferred	13,404	6,373

Total taxes	313,436	195,568

Profits	1,095,940	949,758

Profits attributable to non-controlling interests	106,276	77,069

Profits attributable to owners of parent	989,664	872,689

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Profits	1,095,940	949,758
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	208,021	(125,622)
Net deferred gains (losses) on hedging instruments	(65,001)	63,366
Land revaluation excess	(57)	—
Foreign currency translation adjustments	(22,627)	(82,475)
Remeasurements of defined benefit plans	145,534	(73,141)
Share of other comprehensive income of associates accounted for using equity method	(30,919)	(44,893)

Total other comprehensive income	234,950	(262,766)

Comprehensive income	1,330,891	686,992

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,209,604	615,166
Comprehensive income attributable to non-controlling interests	121,287	71,825

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2018

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597	125,684
Changes during the period
Cash dividends			(241,050)		(241,050)
Profits attributable to owners of parent			989,664		989,664
Repurchase of treasury stock				(201,051)	(201,051)
Disposal of treasury stock		(10)		2,098	2,088
Retirement of treasury stock		(190,054)		190,054	—
Reversal of land revaluation excess			3,426		3,426
Changes in subsidiaries’ equity		(25,218)			(25,218)
Effects due to revision of accounting standards for foreign subsidiaries and affiliates			34,063		34,063
Net changes of items other than shareholders’ equity						203,637	(66,324)

Total changes during the period	—	(215,283)	786,103	(8,898)	561,921	203,637	(66,324)

Balance at the end of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807	2,388,234	59,360

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394
Changes during the period
Cash dividends								(241,050)
Profits attributable to owners of parent								989,664
Repurchase of treasury stock								(201,051)
Disposal of treasury stock								2,088
Retirement of treasury stock								—
Reversal of land revaluation excess								3,426
Changes in subsidiaries’ equity								(25,218)
Effects due to revision of accounting standards for foreign subsidiaries and affiliates								34,063
Net changes of items other than shareholders’ equity	(3,483)	(58,781)	127,281	(19,879)	182,449	(132)	(107,595)	74,721

Total changes during the period	(3,483)	(58,781)	127,281	(19,879)	182,449	(132)	(107,595)	636,643

Balance at the end of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037

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Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2019

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807	2,388,234	59,360
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(2,723)		(2,723)	(844)
Restated balance	2,141,513	1,196,803	10,061,926	(522,158)	12,878,084	2,387,390	59,360
Changes during the period
Cash dividends			(276,249)		(276,249)
Profits attributable to owners of parent			872,689		872,689
Repurchase of treasury stock				(160,985)	(160,985)
Disposal of treasury stock		(0)		3,775	3,774
Retirement of treasury stock		(162,720)		162,720	—
Reversal of land revaluation excess			2,557		2,557
Changes of application of equity method			(20,269)		(20,269)
Changes in subsidiaries’ equity		557			557
Net changes of items other than shareholders’ equity						(138,159)	63,155

Total changes during the period	—	(162,162)	578,729	5,509	422,075	(138,159)	63,155

Balance at the end of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160	2,249,231	122,516

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliate					(844)			(3,568)
Restated balance	170,239	499,557	62,182	(35,743)	3,142,987	274	1,270,123	17,291,469
Changes during the period
Cash dividends								(276,249)
Profits attributable to owners of parent								872,689
Repurchase of treasury stock								(160,985)
Disposal of treasury stock								3,774
Retirement of treasury stock								—
Reversal of land revaluation excess								2,557
Changes of application of equity method								(20,269)
Changes in subsidiaries’ equity								557
Net changes of items other than shareholders’ equity	(2,557)	(159,844)	(66,912)	40,446	(263,871)	(56)	(187,939)	(451,867)

Total changes during the period	(2,557)	(159,844)	(66,912)	40,446	(263,871)	(56)	(187,939)	(29,791)

Balance at the end of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677

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Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Cash flows from operating activities:
Profits before income taxes	1,409,377	1,145,327
Depreciation and amortization	321,207	322,770
Impairment losses	76,122	184,692
Amortization of goodwill	17,603	17,431
Equity in losses (gains) of equity method investees	(242,885)	(284,389)
Increase (decrease) in allowance for credit losses	(155,657)	(83,641)
Increase (decrease) in reserve for bonuses	4,759	(5,206)
Increase (decrease) in reserve for bonuses to directors	21	68
Increase (decrease) in reserve for stocks payment	1,206	(792)
Decrease (increase) in net defined benefit assets	(123,708)	(89,588)
Increase (decrease) in net defined benefit liabilities	(260)	1,132
Increase (decrease) in reserve for retirement benefits to directors	(40)	(30)
Increase (decrease) in reserve for loyalty award credits	600	(124)
Increase (decrease) in reserve for contingent losses	(66,513)	(51,235)
Interest income recognized on statement of income	(3,094,990)	(3,732,203)
Interest expenses recognized on statement of income	1,188,223	1,809,580
Losses (gains) on securities	(188,581)	(131,439)
Losses (gains) on money held in trust	450	837
Foreign exchange losses (gains)	503,565	(259,172)
Losses (gains) on sales of fixed assets	5,800	(6,639)
Net decrease (increase) in trading assets	6,172,302	(1,207,299)
Net increase (decrease) in trading liabilities	(7,200,920)	928,496
Net decrease (increase) in unsettled trading accounts	(60,914)	342,532
Net decrease (increase) in loans and bills discounted	962,022	116,865
Net increase (decrease) in deposits	6,551,091	3,352,158
Net increase (decrease) in negotiable certificates of deposit	(1,483,766)	(438,845)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(429,679)	63,519
Net decrease (increase) in call loans and bills bought and others	2,362,074	(6,928,266)
Net decrease (increase) in receivables under securities borrowing transactions	1,786,118	6,443,287
Net increase (decrease) in call money and bills sold and others	631,521	7,350,286
Net increase (decrease) in commercial papers	(128,226)	149,537
Net increase (decrease) in payables under securities lending transactions	2,612,538	(7,231,076)
Net decrease (increase) in foreign exchanges (assets)	(844,857)	803,375
Net increase (decrease) in foreign exchanges (liabilities)	64,974	235,037
Net increase (decrease) in short-term bonds payable	(699)	(53,300)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	188,578	1,288,395
Net increase (decrease) in due to trust accounts	488,598	(100,251)
Interest income (cash basis)	3,181,494	3,741,110
Interest expenses (cash basis)	(1,170,125)	(1,762,774)
Others	(809,354)	(7,248)

Sub-total	12,529,070	5,922,916

Income taxes	(250,661)	(346,496)
Refund of income taxes	32,370	32,884

Net cash provided by (used in) operating activities	12,310,778	5,609,305

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Cash flows from investing activities:
Purchases of securities	(73,029,164)	(65,103,588)
Proceeds from sales of securities	33,503,855	33,033,639
Proceeds from redemption of securities	39,502,328	26,809,238
Payments for increase in money held in trust	(540,772)	(570,030)
Proceeds from decrease in money held in trust	401,831	600,105
Purchases of tangible fixed assets	(159,814)	(142,393)
Purchases of intangible fixed assets	(247,378)	(286,200)
Proceeds from sales of tangible fixed assets	11,790	33,447
Proceeds from sales of intangible fixed assets	700	622
Payments for transfer of business	(7,060)	—
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(20)	(1,106)
Others	(2,172)	(1,282)

Net cash provided by (used in) investing activities	(565,875)	(5,627,546)

Cash flows from financing activities:
Proceeds from subordinated borrowings	39,500	55,000
Repayments of subordinated borrowings redemption	(245,328)	(173,119)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	863,460	376,800
Payments for redemption of subordinated bonds payable and bonds with warrants	(256,196)	(47,020)
Proceeds from issuance of common stock to non-controlling shareholders	2,196	7,493
Repayments to non-controlling shareholders	(16)	—
Payments for redemption of preferred securities	(150,000)	(222,000)
Dividends paid by MUFG	(241,067)	(276,279)
Dividends paid by subsidiaries to non-controlling shareholders	(53,896)	(49,431)
Purchases of treasury stock	(201,050)	(159,903)
Proceeds from sales of treasury stock	2,225	4,141
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(50,364)	(38)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	—
Others	0	—

Net cash provided by (used in) financing activities	(290,538)	(484,359)

Effect of foreign exchange rate changes on cash and cash equivalents	(266,616)	(4,192)

Net increase (decrease) in cash and cash equivalents	11,187,748	(506,793)

Cash and cash equivalents at the beginning of the period	63,525,940	74,713,689

Cash and cash equivalents at the end of the period	74,713,689	74,206,895

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

 (Change in the definition of cash and cash equivalents in the consolidated statements of cash flows)

From the fiscal year ended March 31, 2019, MUFG has changed the definition of cash and cash equivalents in the consolidated statements of cash flows to make it equivalent to “Cash and due from banks” on the consolidated balance sheet. Previously, it was defined as “Cash and due from banks” on the consolidated balance sheet excluding time deposits and negotiable certificates of deposits in other banks.

In light of the market environment where interest rates have long remained, and are expected to remain, ultra-low due to recent monetary policy, and the business environment where MUFG implements strategies to transform its business model based on the current Medium-Term Business Plan, treating such “Due from banks” as an operating asset which constitute cash flows from operating activities no longer accurately reflects MUFG’s actual cash management activities, therefore, “Due from banks”, regardless of whether it bear interest, is included in cash and cash equivalents in order to more accurately present the actual cash flows.

As a result, with respect to the consolidated statement of cash flows for the fiscal year ended March 31, 2018, “Net cash provided by (used in) operating activities”, “Net increase (decrease) in cash and cash equivalents”, and “Cash and cash equivalents at the end of the period” increased ¥5,397,580 million, ¥5,211,426 million, and ¥34,768,975 million, respectively.

13

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2019

	(in millions of yen)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,521,634	541,508	399,732	706,898	202,976	3,372,750	472,477	(32,866)	3,812,362
Operating expenses	1,222,813	291,819	246,988	486,459	124,577	2,372,658	221,259	146,161	2,740,079
Operating profit (loss)	298,821	249,689	152,744	220,438	78,398	1,000,092	251,218	(179,027)	1,072,283

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

operating profit	For the fiscal year ended March 31, 2019
Total operating profit of reporting segments	1,072,283
Operating profit of consolidated subsidiaries excluded from reporting segments	19,265
Credit related expenses	(143,006)
Gains on reversal of allowance for credit losses	15,053
Gains on reversal of reserve for contingent losses included in credit costs	55,064
Gains on loans written-off	67,063
Net gains on equity securities and other securities	112,602
Equity in earnings of equity method investees	284,389
Others	(134,670)
Ordinary profit in the consolidated statement of income	1,348,043

14

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2019
Total equity per common share	¥1,252.02
Basic earnings per common share	¥66.91
Diluted earnings per common share	¥66.61

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2019
Basic earnings per common share
Profits attributable to owners of parent	million yen	872,689
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	872,689
Average number of common shares during the period	thousand shares	13,042,072
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,813)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,813)
Increase in common shares	thousand shares	484
Subscription rights to shares	thousand shares	484
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 0 million units as of December 31, 2018

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2019
Total equity	million yen	17,261,677
Deductions from total equity:	million yen	1,082,401
Subscription rights to shares	million yen	217
Non-controlling interests	million yen	1,082,184
Total equity attributable to common shares	million yen	16,179,276
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,922,453

15

Mitsubishi UFJ Financial Group, Inc.

(Significant Subsequent Events)

(PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through additional share acquisition)

On April 29, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, acquired an additional 54.0% equity interest (5,174,089,400 shares) in PT Bank Danamon Indonesia, Tbk. (“Danamon”), from the Asia Financial (Indonesia) Pte. Ltd. and other shareholders, based on a price of IDR 9,590 (approximately USD 0.68 / approximately ¥77) per share at an aggregate investment amount of IDR 49,620 billion (approximately USD 3.51 billion / approximately ¥397 billion).

Simultaneously, the Bank acquired an additional 92.1% equity interest (736,578,439 shares) in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., a consolidated subsidiary of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately USD 0.29 / approximately ¥33) per share at an aggregate investment amount of IDR 3,011 billion (approximately USD 0.21 billion / approximately ¥24.1 billion). As a result of that the Bank held 94.0% shares of Danamon and 99.9% shares of BNP, Danamon and BNP became consolidated subsidiaries of both MUFG and the Bank.

In addition, Danamon and BNP completed an absorption-type merger on May 1, 2019, in which Danamon was the surviving bank and BNP was the absorbed bank. As a result of this merger, the Bank acquired 188,908,055 ordinary shares of Danamon in exchange for BNP shares which the Bank had, and the amount of the Bank’s ordinary shares of Danamon became 9,196,854,792 which is equivalent to 94.1% equity interest in Danamon.

Financial summary of Danamon for the fiscal year ended December 31, 2018:

(millions of IDR)

Operating income:	23,868,444
Net operating income:	5,158,037
Net income attributable to shareholders:	3,922,172
Total assets:	186,762,189
Net equity:	41,939,821

(Notes)

1.	“Operating income” refers to the total of “Interest income” and “Other operating income.”

2.

The above figures are presented based on Regulation of Financial Service Authority (“POJK”) No. 6/POJK.03/2015 dated 31 March 2015 regarding “Transparency and Publication of Bank Reports” and its amendment of POJK No. 32/POJK.03/2016 dated 8 August 2016, and the Copy of Circular Letter of Financial Service Authority (“SEOJK”) No. 43/SEOJK.03/2016 dated 28 September 2016.

16

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2019

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS ]*5*6	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	34

(References)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	37

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2019 (A)	March 31, 2018 (B)	(Decrease) (A) - (B)
Gross profits	3,725,720	3,854,231	(128,511)
Gross profits before credit costs for trust accounts	3,725,720	3,854,231	(128,511)
Net interest income	1,922,776	1,906,831	15,945
Trust fees	125,385	122,533	2,851
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	1,303,954	1,327,198	(23,244)
Net trading profits	216,165	292,472	(76,306)
Net other operating profits	157,438	205,195	(47,757)
Net gains (losses) on debt securities	29,977	6,707	23,269
General and administrative expenses	2,647,137	2,621,431	25,706
Amortization of goodwill	17,431	17,603	(172)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,096,013	1,250,403	(154,390)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,078,582	1,232,800	(154,217)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	1,078,582	1,232,800	(154,217)
Net non-recurring gains (losses)	269,461	229,618	39,842
Credit costs (3)	(143,006)	(185,191)	42,185
Losses on loan write-offs	(154,941)	(161,192)	6,251
Provision for specific allowance for credit losses	—	—	—
Other credit costs	11,935	(23,998)	35,934
Reversal of allowance for credit losses (4)	15,053	60,200	(45,147)
Reversal of reserve for contingent losses included in credit costs (5)	55,064	—	55,064
Gains on loans written-off (6)	67,063	78,880	(11,817)
Net gains (losses) on equity securities	112,602	133,178	(20,575)
Gains on sales of equity securities	203,481	174,633	28,848
Losses on sales of equity securities	(77,486)	(34,446)	(43,039)
Losses on write-down of equity securities	(13,392)	(7,008)	(6,383)
Equity in earnings of equity method investees	284,389	242,885	41,503
Other non-recurring gains (losses)	(121,704)	(100,334)	(21,369)

Ordinary profits	1,348,043	1,462,418	(114,375)

Net extraordinary gains (losses)	(202,715)	(53,041)	(149,674)
Losses on impairment of fixed assets	(184,692)	(76,122)	(108,570)
Losses on change in equity	(15,223)	(19,569)	4,346
Gains on exchange of shares of affiliates	—	48,695	(48,695)
Profits before income taxes	1,145,327	1,409,377	(264,050)
Income taxes-current	189,195	300,032	(110,837)
Income taxes-deferred	6,373	13,404	(7,030)
Total taxes	195,568	313,436	(117,868)
Profits	949,758	1,095,940	(146,182)
Profits attributable to non-controlling interests	77,069	106,276	(29,207)

Profits attributable to owners of parent	872,689	989,664	(116,974)

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(5,826)	(46,110)	40,284

Number of consolidated subsidiaries	222	209	13
Number of affiliated companies accounted for under the equity method	55	56	(1)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2019 (A)	March 31, 2018 (B)	(Decrease) (A) - (B)
Gross profits	1,861,006	2,029,854	(168,848)
Gross profits before credit costs for trust accounts	1,861,006	2,029,854	(168,848)
Domestic gross profits	1,242,864	1,121,090	121,774
Net interest income	773,025	560,740	212,284
Trust fees	99,258	96,401	2,856
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	337,704	375,606	(37,901)
Net trading profits	21,580	(3,192)	24,772
Net other operating profits	11,295	91,534	(80,238)
Net gains (losses) on debt securities	29,426	75,586	(46,160)
Non-domestic gross profits	618,142	908,764	(290,622)
Net interest income	372,184	558,987	(186,803)
Net fees and commissions	183,941	195,172	(11,230)
Net trading profits	14,696	82,282	(67,586)
Net other operating profits	47,320	72,321	(25,001)
Net gains (losses) on debt securities	4,824	(69,580)	74,405
General and administrative expenses	1,328,014	1,313,296	14,717
Personnel expenses	455,367	473,814	(18,447)
Non-personnel expenses	796,293	770,626	25,666
Taxes	76,353	68,855	7,498
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	532,991	716,557	(183,565)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	532,991	716,557	(183,565)
Net non-recurring gains (losses)	205,992	126,627	79,364
Credit costs (3)	(26,996)	(74,138)	47,141
Losses on loan write-offs	(37,554)	(49,908)	12,353
Provision for specific allowance for credit losses	—	—	—
Other credit costs	10,558	(24,230)	34,788
Reversal of allowance for credit losses (4)	80,495	127,343	(46,847)
Reversal of reserve for contingent losses included in credit costs (5)	57,650	561	57,088
Gains on loans written-off (6)	18,721	25,779	(7,058)
Net gains (losses) on equity securities	105,432	120,684	(15,252)
Gains on sales of equity securities	196,107	163,036	33,071
Losses on sales of equity securities	(77,337)	(36,618)	(40,718)
Losses on write-down of equity securities	(13,338)	(5,733)	(7,604)
Other non-recurring gains (losses)	(29,310)	(73,603)	44,292

Ordinary profits	738,983	843,185	(104,201)

Net extraordinary gains (losses)	156,193	(13,327)	169,520
Net gains (losses) on disposition of fixed assets	3,236	(6,861)	10,097
Losses on impairment of fixed assets	(32,278)	(59,277)	26,999
Gains on sales of equity securities of subsidiaries	170,955	—	170,955
Gains on exchange of shares of affiliates	—	52,811	(52,811)
Income before income taxes	895,177	829,858	65,318
Income taxes-current	93,917	189,205	(95,288)
Income taxes-deferred	42,908	16,186	26,721
Total taxes	136,825	205,392	(68,567)

Net income	758,351	624,465	133,885

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	129,871	79,546	50,324

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2019 (A)	March 31, 2018 (B)
Gross profits	2,498,541	2,625,973	(127,431)
Net interest income	1,606,590	1,586,230	20,359
Trust fees	13,071	13,652	(580)
Net fees and commissions	698,607	723,163	(24,556)
Net trading profits	42,946	82,988	(40,041)
Net other operating profits	137,326	219,939	(82,612)
Net gains (losses) on debt securities	32,929	13,726	19,202
General and administrative expenses	1,818,572	1,778,650	39,922
Amortization of goodwill	16,344	16,368	(24)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	696,313	863,691	(167,377)
Net operating profits before provision for general allowance for credit losses	679,969	847,322	(167,353)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	679,969	847,322	(167,353)
Net non-recurring gains (losses)	171,272	54,227	117,044
Credit costs (2)	(56,424)	(103,268)	46,844
Losses on loan write-offs	(68,357)	(78,300)	9,942
Provision for specific allowance for credit losses	—	—	—
Other credit costs	11,932	(24,968)	36,901
Reversal of allowance for credit losses (3)	32,918	59,568	(26,650)
Reversal of reserve for contingent losses included in credit costs (4)	55,206	—	55,206
Gains on loans written-off (5)	46,773	58,357	(11,584)
Net gains (losses) on equity securities	128,793	92,093	36,700
Gains on sales of equity securities	165,428	133,289	32,139
Losses on sales of equity securities	(23,842)	(35,261)	11,418
Losses on write-down of equity securities	(12,792)	(5,934)	(6,858)
Equity in earnings of equity method investees	14,401	25,456	(11,055)
Other non-recurring gains (losses)	(50,395)	(77,979)	27,583

Ordinary profits	851,241	901,550	(50,308)

Net extraordinary gains (losses)	(38,822)	(57,898)	19,076
Net gains (losses) on disposition of fixed assets	(1,946)	(4,404)	2,458
Losses on impairment of fixed assets	(30,756)	(53,493)	22,737
Losses on sales of equity securities of affiliates	(6,682)	—	(6,682)
Profits before income taxes	812,419	843,651	(31,232)
Income taxes-current	155,166	205,415	(50,249)
Income taxes-deferred	1,875	20,280	(18,405)
Total taxes	157,041	225,695	(68,654)
Profits	655,377	617,956	37,421
Profits attributable to non-controlling interests	42,940	42,695	244

Profits attributable to owners of parent	612,437	575,260	37,177

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	78,473	14,657	63,816

Number of consolidated subsidiaries	127	126	1
Number of affiliated companies accounted for under the equity method	44	48	(4)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2019 (A)	March 31, 2018 (B)	(Decrease) (A) - (B)
Gross profits	1,535,365	1,673,145	(137,780)
Domestic gross profits	974,088	922,922	51,166
Net interest income	693,753	549,415	144,338
Net fees and commissions	248,314	274,537	(26,222)
Net trading profits	753	(59)	813
Net other operating profits	31,267	99,029	(67,762)
Net gains (losses) on debt securities	24,620	72,886	(48,265)
Non-domestic gross profits	561,276	750,223	(188,946)
Net interest income	317,311	415,913	(98,601)
Net fees and commissions	182,190	191,384	(9,193)
Net trading profits	8,101	63,532	(55,431)
Net other operating profits	53,672	79,392	(25,720)
Net gains (losses) on debt securities	11,867	(60,358)	72,225
General and administrative expenses	1,146,952	1,118,781	28,171
Personnel expenses	395,599	403,022	(7,423)
Non-personnel expenses	683,359	657,928	25,430
Amortization of goodwill	356	346	9
Taxes	67,994	57,830	10,164
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	388,768	554,710	(165,942)
Net operating profits before provision for general allowance for credit losses	388,412	554,364	(165,951)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	388,412	554,364	(165,951)
Net non-recurring gains (losses)	236,052	82,727	153,325
Credit costs (2)	(25,813)	(69,947)	44,134
Reversal of allowance for credit losses (3)	77,991	101,178	(23,187)
Reversal of reserve for contingent losses included in credit costs (4)	57,650	—	57,650
Gains on loans written-off (5)	18,714	24,827	(6,113)
Net gains (losses) on equity securities	126,854	89,744	37,109
Gains on sales of equity securities	162,333	129,001	33,332
Losses on sales of equity securities	(23,096)	(34,675)	11,578
Losses on write-down of equity securities	(12,382)	(4,581)	(7,801)
Other non-recurring gains (losses)	(19,344)	(63,075)	43,731

Ordinary profits	624,464	637,091	(12,626)

Net extraordinary gains (losses)	142,809	(57,017)	199,826
Net gains (losses) on disposition of fixed assets	(3,778)	(6,017)	2,238
Losses on impairment of fixed assets	(30,304)	(51,000)	20,696
Gains on sales of equity securities of subsidiaries	170,955	—	170,955
Income before income taxes	767,273	580,073	187,200
Income taxes-current	78,258	129,321	(51,062)
Income taxes-deferred	25,799	13,041	12,758
Total taxes	104,057	142,362	(38,304)

Net income	663,215	437,710	225,504

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	128,542	56,058	72,484
Provision for general allowance for credit losses	143,959	131,639	12,320
Provision for special allowance for credit losses	(66,236)	(30,291)	(35,945)
Allowance for credit to specific foreign borrowers	268	(170)	438
Losses on loans write-off	(36,735)	(45,325)	8,589
Provision for contingent losses included in credit costs	57,650	(11,285)	68,935
Gains on loans written-off	18,714	24,827	(6,113)
Losses on sales of other loans, etc.	10,922	(13,337)	24,259

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2019 (A)	March 31, 2018 (B)	(Decrease) (A) - (B)
Gross profits	437,363	461,205	(23,841)
Gross profits before credit costs for trust accounts	437,363	461,205	(23,841)
Trust fees	112,636	109,377	3,259
Trust fees before credit costs for trust accounts	112,636	109,377	3,259
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	13,503	14,403	(900)
Other trust fees	99,133	94,973	4,160
Credit costs for trust accounts (1)	—	—	—
Net interest income	128,818	134,698	(5,879)
Net fees and commissions	181,533	204,410	(22,877)
Net trading profits	30,161	19,970	10,191
Net other operating profits	(15,787)	(7,250)	(8,536)
Net gains (losses) on debt securities	(2,299)	(6,624)	4,325
General and administrative expenses	268,962	286,067	(17,104)
Amortization of goodwill	1,083	1,231	(148)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	169,484	176,369	(6,885)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	168,400	175,138	(6,737)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	168,400	175,138	(6,737)
Net non-recurring gains (losses)	(30,872)	45,482	(76,354)
Credit costs (3)	(875)	(4,229)	3,353
Losses on loan write-offs	(875)	(4,621)	3,746
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	392	(392)
Reversal of allowance for credit losses (4)	2,498	26,254	(23,756)
Reversal of reserve for contingent losses included in credit costs (5)	0	555	(554)
Gains on loans written-off (6)	35	996	(961)
Net gains (losses) on equity securities	(21,307)	30,939	(52,246)
Gains on sales of equity securities	33,832	34,035	(203)
Losses on sales of equity securities	(54,240)	(1,943)	(52,296)
Losses on write-down of equity securities	(899)	(1,152)	253
Equity in earnings of equity method investees	510	4,283	(3,772)
Other non-recurring gains (losses)	(11,734)	(13,318)	1,583

Ordinary profits	137,528	220,620	(83,091)

Net extraordinary gains (losses)	12,055	28,798	(16,742)
Net gains (losses) on disposition of fixed assets	6,983	(473)	7,457
Losses on impairment of fixed assets	(2,227)	(19,423)	17,195
Gains on exchange of shares of affiliates	—	48,695	(48,695)
Profits before income taxes	149,584	249,419	(99,834)
Income taxes-current	24,282	70,439	(46,156)
Income taxes-deferred	17,333	1,069	16,263
Total taxes	41,615	71,509	(29,893)
Profits	107,969	177,910	(69,941)
Profits attributable to non-controlling interests	3,990	9,707	(5,717)

Profits attributable to owners of parent	103,979	168,203	(64,223)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,659	23,577	(21,918)

Number of consolidated subsidiaries	57	49	8
Number of affiliated companies accounted for under the equity method	7	8	(1)

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

In July 2016 and July 2017, to comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	169,601	175,489	(5,888)
Profits attributable to owners of parent	104,546	168,445	(63,898)
Number of the entities transferred to IHC	3	3	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2019 (A)	March 31, 2018 (B)	(Decrease) (A) - (B)
Gross profits	325,640	356,708	(31,067)
Gross profits before credit costs for trust accounts	325,640	356,708	(31,067)
Domestic gross profits	268,775	198,167	70,607
Trust fees	99,258	96,401	2,856
Trust fees before credit costs for trust accounts	99,258	96,401	2,856
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	13,503	14,403	(900)
Other trust fees	85,754	81,997	3,757
Credit costs for trust accounts (1)	—	—	—
Net interest income	79,272	11,325	67,946
Net fees and commissions	89,389	101,069	(11,679)
Net trading profits	20,827	(3,132)	23,959
Net other operating profits	(19,972)	(7,495)	(12,476)
Net gains (losses) on debt securities	4,805	2,699	2,105
Non-domestic gross profits	56,865	158,540	(101,675)
Net interest income	54,872	143,074	(88,201)
Net fees and commissions	1,750	3,787	(2,037)
Net trading profits	6,594	18,749	(12,154)
Net other operating profits	(6,352)	(7,070)	718
Net gains (losses) on debt securities	(7,042)	(9,222)	2,179
General and administrative expenses	181,061	194,515	(13,453)
Personnel expenses	59,767	70,791	(11,023)
Non-personnel expenses	112,934	112,698	236
Taxes	8,358	11,025	(2,666)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	144,579	162,193	(17,614)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	144,579	162,193	(17,614)
Net non-recurring gains (losses)	(30,060)	43,900	(73,960)
Credit costs (3)	(1,182)	(4,190)	3,007
Reversal of allowance for credit losses (4)	2,504	26,165	(23,660)
Reversal of reserve for contingent losses included in credit costs (5)	—	561	(561)
Gains on loans written-off (6)	6	952	(945)
Net gains (losses) on equity securities	(21,421)	30,939	(52,361)
Gains on sales of equity securities	33,773	34,035	(261)
Losses on sales of equity securities	(54,240)	(1,943)	(52,296)
Losses on write-down of equity securities	(955)	(1,152)	197
Other non-recurring gains (losses)	(9,966)	(10,527)	561

Ordinary profits	114,519	206,093	(91,574)

Net extraordinary gains (losses)	13,384	43,690	(30,306)
Net gains (losses) on disposition of fixed assets	7,015	(843)	7,859
Losses on impairment of fixed assets	(1,973)	(8,276)	6,303
Gains on exchange of shares of affiliates	—	52,811	(52,811)
Income before income taxes	127,903	249,784	(121,881)
Income taxes-current	15,659	59,884	(44,225)
Income taxes-deferred	17,108	3,145	13,963
Total taxes	32,767	63,030	(30,262)

Net income	95,135	186,754	(91,619)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,328	23,488	(22,160)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	2,479	26,017	(23,538)
Provision for special allowance for credit losses	25	145	(120)
Allowance for credit to specific foreign borrowers	—	1	(1)
Losses on loans write-offs	(818)	(4,582)	3,764
Provision for contingent losses included in credit costs	(363)	561	(925)
Gains on loans written-off	6	952	(945)
Losses on sales of other loans, etc.	—	392	(392)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Total average interest rate on interest-earning assets (a)	0.60	0.09	0.51
Average interest rate on loans and bills discounted (b)	0.80	(0.07)	0.88
Average interest rate on securities	0.99	0.42	0.56
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.52	(0.03)	0.55
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.20	0.00	0.20
Overall interest rate spread (a)-(c)	0.07	0.12	(0.04)
Interest rate spread (b)-(d)	0.80	(0.07)	0.88

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.83	(0.10)	0.94
Interest rate spread (e)-(d)	0.83	(0.10)	0.93

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Total average interest rate on interest-earning assets (a)	0.62	0.45	0.17
Average interest rate on loans and bills discounted (b)	0.38	(0.06)	0.44
Average interest rate on securities	1.85	2.13	(0.28)
Total average interest rate on interest-bearing liabilities (c)	0.12	0.03	0.09
Average interest rate on deposits and NCD (d)	0.04	(0.02)	0.06
Overall interest rate spread (a)-(c)	0.49	0.41	0.07
Interest rate spread (b)-(d)	0.34	(0.03)	0.38

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.64	0.14	0.50
Interest rate spread (e)-(d)	0.59	0.16	0.43

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Average interest rate on loans and bills discounted (a)	0.77	(0.02)	0.80
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.01
Interest rate spread (a)-(b)	0.77	(0.02)	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.82	(0.03)	0.86
Interest rate spread (c)-(b)	0.82	(0.03)	0.85

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	821.3	4,519.4	9,114.4	14,455.2
Receive-floater/pay-fix	455.6	2,127.7	1,555.4	4,138.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,276.9	6,647.2	10,669.8	18,594.0

BK Consolidated
	(in billions of yen)
	As of March 31, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	681.4	3,961.4	9,022.8	13,665.7
Receive-floater/pay-fix	110.3	518.7	250.4	879.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	791.7	4,480.2	9,273.2	14,545.3

TB Consolidated
	(in billions of yen)
	As of March 31, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	139.8	557.9	91.5	789.4
Receive-floater/pay-fix	345.5	1,559.7	1,295.2	3,200.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	485.4	2,117.6	1,386.8	3,989.9

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	4,448,167	11,047	46,365	35,317	3,593,058	37,990	55,058	17,068
Domestic bonds	1,100,701	41,618	41,618	—	1,100,828	40,211	40,211	—
Government bonds	1,100,701	41,618	41,618	—	1,100,828	40,211	40,211	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,347,466	(30,570)	4,746	35,317	2,492,230	(2,221)	14,847	17,068
Foreign bonds	1,213,548	(20,140)	3,330	23,471	1,120,883	(9,438)	6,408	15,846
Other	2,133,918	(10,430)	1,415	11,846	1,371,346	7,216	8,438	1,222

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	60,578,654	3,335,691	3,640,100	304,408	55,397,324	3,517,412	3,922,054	404,642
Domestic equity securities	4,953,392	2,764,362	2,827,068	62,706	5,541,043	3,220,193	3,258,960	38,767
Domestic bonds	27,261,206	357,491	359,092	1,600	26,980,627	305,519	313,043	7,524
Government bonds	21,542,335	278,970	279,803	833	22,450,541	259,042	261,077	2,035
Municipal bonds	2,226,565	22,588	22,593	4	1,536,392	5,284	7,804	2,520
Corporate bonds	3,492,305	55,932	56,695	762	2,993,693	41,192	44,161	2,969
Other	28,364,055	213,838	453,939	240,101	22,875,652	(8,300)	350,049	358,350
Foreign equity securities	114,879	52,586	52,598	11	334,540	35,975	78,677	42,702
Foreign bonds	21,532,914	173,648	285,313	111,665	17,448,342	(139,099)	120,866	259,965
Other	6,716,261	(12,396)	116,027	128,424	5,092,769	94,823	150,505	55,682

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	11,697,276	8,610,818	4,970,807	3,083,004	11,064,591	8,636,608	5,905,166	2,475,089
Government bonds	11,516,387	7,161,950	2,128,167	1,836,531	10,876,130	7,616,696	3,629,426	1,429,117
Municipal bonds	7,297	371,107	1,848,072	88	45,004	199,081	1,292,126	180
Corporate bonds	173,591	1,077,760	994,567	1,246,385	143,457	820,830	983,613	1,045,791
Other	2,809,706	5,551,119	7,151,463	13,030,373	2,813,304	5,611,715	6,162,056	8,021,620
Foreign bonds	2,519,534	3,974,657	6,427,364	9,806,770	2,604,848	4,379,714	5,323,315	6,238,067
Other	290,172	1,576,461	724,098	3,223,603	208,455	1,232,000	838,740	1,783,552
Total	14,506,983	14,161,937	12,122,270	16,113,378	13,877,896	14,248,323	12,067,222	10,496,709

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,149,931	33,864	42,230	8,366	1,909,933	44,573	45,248	674
Stocks of subsidiaries and affiliates	1,187,700	(19,953)	14,409	34,362	932,607	105,350	120,348	14,998

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	43,913,005	2,553,484	2,757,924	204,440	38,764,391	2,757,167	2,981,731	224,564
Domestic equity securities	4,032,799	2,162,644	2,222,605	59,961	4,497,191	2,517,171	2,557,190	40,019
Domestic bonds	24,613,103	319,638	321,025	1,386	23,610,239	273,943	279,894	5,950
Other	15,267,102	71,201	214,292	143,091	10,656,960	(33,947)	144,646	178,593
Foreign equity securities	95,816	45,829	46,465	636	229,935	40,051	71,789	31,737
Foreign bonds	11,332,011	108,606	142,259	33,652	7,663,006	(56,832)	46,299	103,132
Other	3,839,275	(83,235)	25,567	108,802	2,764,018	(17,166)	26,557	43,723
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,665,367	7,727,089	4,839,031	2,482,315	10,173,197	6,604,091	5,849,537	2,084,241
Government bonds	10,497,931	6,322,360	2,117,947	1,255,705	9,999,700	5,681,642	3,619,368	1,069,042
Municipal bonds	7,297	368,529	1,825,241	79	44,986	199,081	1,292,113	161
Corporate bonds	160,137	1,036,200	895,842	1,226,530	128,510	723,367	938,056	1,015,036
Other	1,891,059	2,000,842	2,821,111	7,639,867	1,927,595	2,038,470	2,361,263	3,264,675
Foreign bonds	1,451,742	931,649	2,453,091	6,477,391	1,577,259	1,390,215	1,878,365	2,793,885
Other	439,316	1,069,192	368,020	1,162,475	350,335	648,255	482,898	470,789
Total	12,556,426	9,727,932	7,660,143	10,122,183	12,100,792	8,642,562	8,210,801	5,348,916

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	942,676	(2,360)	795	3,156	494,365	2,702	3,250	547
Stocks of subsidiaries and affiliates	54,072	(9)	534	544	7,190	413	413	—

	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	12,521,803	752,676	804,225	51,549	12,874,815	745,891	861,604	115,712
Domestic equity securities	971,597	545,080	554,752	9,672	1,093,627	640,863	645,330	4,467
Domestic bonds	2,759,889	36,881	37,225	344	3,471,719	30,690	32,391	1,701
Other	8,790,317	170,714	212,246	41,532	8,309,468	74,338	183,881	109,542
Foreign equity securities	92	53	53	—	91,065	(11,387)	46	11,433
Foreign bonds	7,065,334	103,400	128,031	24,630	7,025,849	(12,310)	75,228	87,539
Other	1,724,890	67,260	84,162	16,901	1,192,552	98,036	108,606	10,569
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2019				As of March 31, 2018
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,133,504	893,919	131,775	600,688	877,274	2,147,968	55,628	390,848
Government bonds	1,120,051	839,796	10,220	580,825	862,310	2,040,446	10,058	360,074
Municipal bonds	—	2,578	22,830	8	17	—	13	18
Corporate bonds	13,453	51,545	98,725	19,854	14,946	107,522	45,556	30,755
Other	672,678	1,941,745	3,119,972	3,111,976	697,169	2,241,610	2,707,396	2,496,534
Foreign bonds	605,965	1,574,550	2,890,838	2,925,587	677,858	1,837,867	2,507,902	2,493,315
Other	66,713	367,195	229,134	186,389	19,310	403,743	199,493	3,219
Total	1,806,183	2,835,665	3,251,748	3,712,665	1,574,444	4,389,579	2,763,024	2,887,383

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
ROE	6.45	(1.07)	7.53

Note:

ROE is computed as follows:

Profits attributable to owners of parent	× 100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)	As of September 30, 2018
(1) Total capital ratio (4)/(7)	16.03%	(0.53)%	16.56%	15.82%
(2) Tier 1 capital ratio (5)/(7)	13.90%	(0.42)%	14.32%	13.67%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.23%	(0.35)%	12.58%	12.02%
(4) Total capital	18,769.7	(25.6)	18,795.4	19,011.2
(5) Tier 1 capital	16,276.3	24.5	16,251.7	16,427.0
(6) Common Equity Tier 1 capital	14,322.4	37.4	14,284.9	14,446.1
(7) Risk weighted assets	117,091.1	3,627.5	113,463.6	120,127.1
(8) Required Capital (7)×8%	9,367.2	290.2	9,077.0	9,610.1

BK Consolidated	(in billions of yen)
	As of March 31, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)	As of September 30, 2018
(1) Total capital ratio (4)/(7)	14.42%	(1.47)%	15.90%	14.04%
(2) Tier 1 capital ratio (5)/(7)	12.46%	(1.13)%	13.59%	12.01%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.83%	(1.01)%	11.85%	10.50%
(4) Total capital	14,632.6	162.3	14,470.2	14,692.5
(5) Tier 1 capital	12,639.4	265.3	12,374.0	12,573.1
(6) Common Equity Tier 1 capital	10,990.8	202.4	10,788.3	10,986.8
(7) Risk weighted assets	101,426.3	10,419.1	91,007.1	104,635.8
(8) Required Capital (7)×8%	8,114.1	833.5	7,280.5	8,370.8

TB Consolidated	(in billions of yen)
	As of March 31, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)	As of September 30, 2018
(1) Total capital ratio (4)/(7)	24.40%	4.36%	20.03%	24.44%
(2) Tier 1 capital ratio (5)/(7)	21.26%	3.59%	17.67%	21.55%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.57%	3.36%	16.21%	19.89%
(4) Total capital	2,213.1	(332.4)	2,545.6	2,576.8
(5) Tier 1 capital	1,928.9	(316.8)	2,245.8	2,271.9
(6) Common Equity Tier 1 capital	1,775.5	(284.5)	2,060.1	2,096.5
(7) Risk weighted assets	9,069.2	(3,636.0)	12,705.2	10,540.3
(8) Required Capital (7)×8%	725.5	(290.8)	1,016.4	843.2

BK Non-consolidated	(in billions of yen)
	As of March 31, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)	As of September 30, 2018
(1) Total capital ratio (4)/(7)	15.58%	(1.31)%	16.90%	15.08%
(2) Tier 1 capital ratio (5)/(7)	13.53%	(0.98)%	14.51%	12.99%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.69%	(0.84)%	12.54%	11.28%
(4) Total capital	13,560.5	349.2	13,211.3	13,653.5
(5) Tier 1 capital	11,773.8	429.7	11,344.0	11,759.7
(6) Common Equity Tier 1 capital	10,172.2	369.7	9,802.4	10,218.1
(7) Risk weighted assets	86,990.0	8,834.3	78,155.7	90,514.7
(8) Required Capital (7)×8%	6,959.2	706.7	6,252.4	7,241.1

TB Non-consolidated	(in billions of yen)
	As of March 31, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)	As of September 30, 2018
(1) Total capital ratio (4)/(7)	24.25%	4.36%	19.88%	24.77%
(2) Tier 1 capital ratio (5)/(7)	21.12%	3.56%	17.55%	21.83%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.42%	3.24%	16.18%	20.14%
(4) Total capital	2,195.0	(334.2)	2,529.3	2,566.4
(5) Tier 1 capital	1,911.2	(321.5)	2,232.7	2,261.8
(6) Common Equity Tier 1 capital	1,758.2	(299.5)	2,057.7	2,086.8
(7) Risk weighted assets	9,049.4	(3,667.2)	12,716.6	10,359.4
(8) Required Capital (7)×8%	723.9	(293.3)	1,017.3	828.7

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2019 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	46,597	0.04%	50,351	0.04%	(3,754)	(0.00)%
Non-accrual delinquent loans	586,487	0.54%	614,955	0.56%	(28,468)	(0.02)%
Accruing loans contractually past due 3 months or more	18,600	0.01%	29,193	0.02%	(10,592)	(0.00)%
Restructured loans	315,406	0.29%	577,277	0.53%	(261,870)	(0.24)%
Total risk monitored loans	967,092	0.90%	1,271,777	1.17%	(304,685)	(0.27)%
Total loans and bills discounted	107,412,468		108,090,994		(678,525)

Written-off	332,364		361,108		(28,744)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2019 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	711,236	73.54%	807,139	63.46%	(95,902)	10.07%
General allowance for credit losses	440,539		596,523		(155,984)
Specific allowance for credit losses	270,408		210,058		60,349
Allowance for credit to specific foreign borrowers	288		556		(268)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	584,353	887,090	(302,736)
Overseas	382,738	384,687	(1,948)
Asia	170,399	155,810	14,588
Indonesia	4,505	8,678	(4,172)
Singapore	29,123	14,380	14,743
Thailand	125,845	125,943	(97)
Hong Kong	554	706	(151)
Other	10,368	6,102	4,266
Americas	148,273	157,565	(9,291)
Europe, Middle East and Other	64,065	71,311	(7,245)

Total	967,092	1,271,777	(304,685)

Classified by Industry	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	584,353	887,090	(302,736)
Manufacturing	86,736	329,574	(242,838)
Construction	9,999	12,680	(2,681)
Wholesale and retail	108,643	114,646	(6,003)
Finance and insurance	900	997	(96)
Real estate, goods rental and leasing	36,888	49,909	(13,021)
Services	32,950	42,988	(10,037)
Other industries	16,414	25,666	(9,251)
Consumer	291,819	310,626	(18,806)
Overseas	382,738	384,687	(1,948)
Financial institutions	1,109	3,765	(2,656)
Commercial and industrial	293,645	299,559	(5,913)
Other	87,982	81,362	6,620

Total	967,092	1,271,777	(304,685)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2019 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	34,846	0.03%	41,846	0.05%	(7,000)	(0.01)%
Non-accrual delinquent loans	331,709	0.37%	356,775	0.45%	(25,066)	(0.07)%
Accruing loans contractually past due 3 months or more	11,101	0.01%	23,616	0.02%	(12,514)	(0.01)%
Restructured loans	167,737	0.19%	411,324	0.51%	(243,587)	(0.32)%
Total risk monitored loans	545,395	0.62%	833,563	1.05%	(288,168)	(0.43)%
Total loans and bills discounted	87,877,986		79,213,244		8,664,741
Written-off	280,313		294,955		(14,642)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2019 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	344,871	63.23%	418,248	50.17%	(73,377)	13.05%
General allowance for credit losses	188,953		313,783		(124,829)
Specific allowance for credit losses	155,628		103,908		51,720
Allowance for credit to specific foreign borrowers	288		556		(268)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	394,674	675,362	(280,688)
Overseas	150,720	158,200	(7,480)
Asia	40,026	22,849	17,177
Indonesia	—	1,790	(1,790)
Singapore	29,123	14,380	14,743
Thailand	—	—	—
Hong Kong	554	706	(151)
Other	10,347	5,972	4,375
Americas	65,861	64,039	1,821
Europe, Middle East and Other	44,832	71,311	(26,478)

Total	545,395	833,563	(288,168)

Classified by Industry	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	394,674	675,362	(280,688)
Manufacturing	86,721	306,658	(219,937)
Construction	9,979	12,073	(2,093)
Wholesale and retail	108,505	114,403	(5,897)
Finance and insurance	897	993	(96)
Real estate	32,542	43,022	(10,480)
Goods rental and leasing	1,876	1,970	(93)
Services	32,934	42,747	(9,813)
Other industries	16,405	25,661	(9,256)
Consumer	104,813	127,833	(23,019)
Overseas	150,720	158,200	(7,480)
Financial institutions	541	3,681	(3,140)
Commercial and industrial	144,322	154,425	(10,103)
Other	5,857	93	5,763

Total	545,395	833,563	(288,168)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2019 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	462	0.00%	(462)	(0.00)%
Non-accrual delinquent loans	3,714	0.07%	6,457	0.04%	(2,742)	0.03%
Accruing loans contractually past due 3 months or more	190	0.00%	308	0.00%	(117)	0.00%
Restructured loans	2,067	0.04%	27,352	0.18%	(25,285)	(0.14)%
Total risk monitored loans	5,973	0.12%	34,582	0.23%	(28,609)	(0.11)%
Total loans and bills discounted	4,643,676		14,514,713		(9,871,036)

Written-off	591		7,383		(6,791)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2019 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	2,712	45.41%	33,138	95.82%	(30,425)	(50.40)%
General allowance for credit losses	2,146		32,378		(30,231)
Specific allowance for credit losses	566		759		(193)
Allowance for credit to specific foreign borrowers	—		0		(0)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	5,973	34,071	(28,098)
Overseas	—	510	(510)
Asia	—	510	(510)
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	510	(510)
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	5,973	34,582	(28,609)

Classified by Industry	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	5,973	34,071	(28,098)
Manufacturing	—	22,898	(22,898)
Construction	—	591	(591)
Wholesale and retail	—	100	(100)
Finance and insurance	—	—	—
Real estate	2,443	4,890	(2,447)
Goods rental and leasing	—	—	—
Services	—	228	(228)
Other industries	—	—	—
Consumer	3,529	5,363	(1,833)
Overseas	—	510	(510)
Financial institutions	—	—	—
Commercial and industrial	—	510	(510)
Other	—	—	—

Total	5,973	34,582	(28,609)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2019 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	3	0.02%	(3)	(0.02)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	—	0.00%
Accruing loans contractually past due 3 months or more	7	0.04%	8	0.05%	(1)	(0.00)%
Restructured loans	117	0.83%	220	1.36%	(102)	(0.52)%
Total risk monitored loans	124	0.88%	232	1.43%	(107)	(0.54)%
Total loans and bills discounted	14,083		16,186		(2,102)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	42	48	(6)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	124	232	(107)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	119	183	(64)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	4	48	(43)

Total	124	232	(107)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					106,612		118,812	(12,199)
Doubtful					351,417		344,145	7,272
Special Attention					181,216		462,747	(281,530)
Non Performing Loans (1)					639,246		925,704	(286,458)

Normal					101,449,372		103,740,073	(2,290,701)
Total					102,088,618		104,665,778	(2,577,159)

Non Performing Loans / Total					0.62%		0.88%	(0.25)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					534,060		749,950	(215,890)
Allowance for credit losses					203,342		280,523	(77,181)
Collateral, guarantees, etc.					330,717		469,426	(138,709)

Coverage ratio (2) / (1)					83.54%		81.01%	2.53%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	106,612		4,427		102,184		—	100.00%
	[118,812	]	[7,956	]	[110,856	]		[100.00%]
Doubtful	351,417		148,237		141,343		—	82.40%
	[344,145	]	[95,621	]	[173,843	]		[78.29%]
Special Attention	181,216		50,677		87,189		—	76.07%
	[462,747	]	[176,945	]	[184,727	]		[78.15%]
Total	639,246		203,342		330,717		—	83.54%
	[925,704	]	[280,523	]	[469,426	]		[81.01%]
Note: The upper figures are as of March 31, 2019. The lower figures with brackets are as of March 31, 2018. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic					482,874		716,305	(233,431)
Manufacturing					88,249		329,923	(241,674)
Construction					10,000		12,755	(2,754)
Wholesale and retail					111,336		117,615	(6,278)
Finance and insurance					1,283		1,448	(165)
Real estate					35,704		48,271	(12,566)
Goods rental and leasing					1,876		1,970	(93)
Services					108,140		43,501	64,638
Other industries					17,732		27,318	(9,585)
Consumer					108,550		133,500	(24,950)
Overseas					156,371		209,398	(53,027)
Financial institutions					541		3,862	(3,321)
Commercial and industrial					149,784		205,442	(55,658)
Other					6,045		93	5,952
Total					639,246		925,704	(286,458)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					106,026		117,413	(11,386)
Doubtful					348,192		338,442	9,750
Special Attention					178,838		434,940	(256,101)
Non Performing Loans (1)					633,058		890,796	(257,737)

Normal					96,714,385		88,874,301	7,840,084
Total					97,347,444		89,765,097	7,582,346

Non Performing Loans / Total					0.65%		0.99%	(0.34)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					529,523		718,588	(189,065)
Allowance for credit losses					202,948		267,342	(64,393)
Collateral, guarantees, etc.					326,574		451,245	(124,671)

Coverage ratio (2) / (1)					83.64%		80.66%	2.97%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	106,026		4,342		101,684		100.00%	100.00%
	[117,413	]	[7,871	]	[109,542	]	[100.00%]	[100.00%]
Doubtful	348,192		148,215		138,218		70.58%	82.26%
	[338,442	]	[95,405	]	[168,699	]	[56.20%]	[78.03%]
Special Attention	178,838		50,391		86,671		54.67%	76.64%
	[434,940	]	[164,066	]	[173,004	]	[62.63%]	[77.49%]
Total	633,058		202,948		326,574		66.21%	83.64%
	[890,796	]	[267,342	]	[451,245	]	[60.82%]	[80.66%]
Note: The upper figures are as of March 31, 2019. The lower figures with brackets are as of March 31, 2018.
(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic					476,686		681,908	(205,221)
Manufacturing					88,249		307,025	(218,776)
Construction					10,000		12,164	(2,163)
Wholesale and retail					111,336		117,515	(6,178)
Finance and insurance					1,283		1,448	(165)
Real estate					33,141		43,196	(10,055)
Goods rental and leasing					1,876		1,970	(93)
Services					108,140		43,273	64,867
Other industries					17,732		27,318	(9,585)
Consumer					104,925		127,994	(23,069)
Overseas					156,371		208,888	(52,516)
Financial institutions					541		3,862	(3,321)
Commercial and industrial					149,784		204,932	(55,147)
Other					6,045		93	5,952
Total					633,058		890,796	(257,737)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					585		1,395	(810)
Doubtful					3,219		5,619	(2,399)
Special Attention					2,258		27,661	(25,403)
Non Performing Loans (1)					6,063		34,676	(28,613)

Normal					4,721,027		14,849,817	(10,128,790)
Total					4,727,090		14,884,494	(10,157,403)

Non Performing Loans / Total					0.12%		0.23%	(0.10)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					4,532		31,129	(26,597)
Allowance for credit losses					393		13,180	(12,787)
Collateral, guarantees, etc.					4,138		17,949	(13,810)

Coverage ratio (2) / (1)					74.74%		89.77%	(15.02)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	585		84		500		100.00%	100.00%
	[1,395	]	[84	]	[1,310	]	[100.00%]	[100.00%]
Doubtful	3,219		22		3,120		22.60%	97.62%
	[5,619	]	[216	]	[5,060	]	[38.70%]	[93.90%]
Special Attention	2,258		286		517		16.44%	35.58%
	[27,661	]	[12,879	]	[11,578	]	[80.07%]	[88.41%]
Total	6,063		393		4,138		20.44%	74.74%
	[34,676	]	[13,180	]	[17,949	]	[78.79%]	[89.77%]
Note: The upper figures are as of March 31, 2019. The lower figures with brackets are as of March 31, 2018. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic					6,063		34,165	(28,102)
Manufacturing					—		22,898	(22,898)
Construction					—		591	(591)
Wholesale and retail					—		100	(100)
Finance and insurance					—		—	—
Real estate					2,443		4,890	(2,447)
Goods rental and leasing					—		—	—
Services					—		228	(228)
Other industries					—		—	—
Consumer					3,619		5,457	(1,837)
Overseas					—		510	(510)
Financial institutions					—		—	—
Commercial and industrial					—		510	(510)
Other					—		—	—
Total					6,063		34,676	(28,613)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					0		3	(3)
Doubtful					4		83	(78)
Special Attention					119		144	(25)
Non Performing Loans (1)					124		232	(107)

Normal					13,959		15,954	(1,995)
Total					14,083		16,186	(2,102)

Non Performing Loans / Total					0.88%		1.43%	(0.54)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					4		232	(227)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					4		232	(227)

Coverage ratio (2) / (1)					3.95%		100.00%	(96.04)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	0		—		0		—	100.00%
	[3	]	[—	]	[3	]		[100.00%]
Doubtful	4		—		4		—	100.00%
	[83	]	[—	]	[83	]		[100.00%]
Special Attention	119		—		—		—	—
	[144	]	[—	]	[144	]		[100.00%]
Total	124		—		4		—	3.95%
	[232	]	[—	]	[232	]		[100.00%]
Note: The upper figures are as of March 31, 2019. The lower figures with brackets are as of March 31, 2018.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2019 (A)		As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic					124		232	(107)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					119		183	(64)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					4		48	(43)
Total					124		232	(107)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[102.1]		[3.3]	[1.1] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [106.6]	Loans to bankrupt borrowers [34.8]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [335.4]
Potentially Bankrupt Borrowers	[141.7]		[209.6]		70.56%	ii) Doubtful [351.4]

Borrowers Requiring Caution (Special Attention Borrowers)	[181.0]				53.96%	iii) Special Attention [181.0]	Accruing loans contractually past due 3 months or more [11.2]
							Restructured loans [169.8]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [101,435.4]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						639.1	551.3

						Total

						i) + ii) + iii) + iv)
						102,074.5

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018 (A)	As of March 31, 2019 (B)	(B) - (A)
Assets newly categorized during fiscal 2015	500,907	96,342	72,005	58,690	(13,315)
Assets newly categorized during fiscal 2016		156,527	66,294	45,674	(20,620)
Assets newly categorized during fiscal 2017			125,207	33,393	(91,813)
Assets newly categorized during fiscal 2018				178,183

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2019
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	10,989
Reconstructive treatment	10,943
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	761
Write-offs	21,097
Others	136,026
Collection / Repayment	50,814
Upgrade	85,211

Total	179,818	41,238	138,580

Amount in process for disposition	90,568

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018 (A)	As of March 31, 2019 (B)	(B) - (A)
Assets newly categorized during fiscal 2015	18,743	883	718	242	(475)
Assets newly categorized during fiscal 2016		1,872	643	380	(263)
Assets newly categorized during fiscal 2017			1,319	491	(828)
Assets newly categorized during fiscal 2018				1,067

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2019
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	6
Others	4,817
Collection / Repayment	2,385
Upgrade	2,432

Total	4,823	721	4,101

Amount in process for disposition	623

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	67,015,853	245,132	66,770,721
Manufacturing	9,825,253	211,907	9,613,346
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	175,797	36,657	139,140
Construction	684,017	(52,304)	736,321
Utilities	1,991,478	162,595	1,828,883
Communication and information services	1,245,376	(102,444)	1,347,820
Transport and postal activities	2,202,806	(12,629)	2,215,435
Wholesale and retail	6,344,004	(102,151)	6,446,155
Finance and insurance	9,377,853	927,028	8,450,825
Real estate	8,831,673	(154,469)	8,986,142
Goods rental and leasing	2,174,889	83,747	2,091,142
Services	2,810,456	50,213	2,760,243
Municipal government	713,084	6,913	706,171
Other industries (including loans to the Japanese government)	20,639,163	(809,920)	21,449,083
Overseas offices and loans booked at offshore markets	25,866,517	(1,397,474)	27,263,992

Total	92,882,371	(1,152,342)	94,034,713

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	15,917,754	(355,320)	16,273,074
Housing loans	15,121,934	(332,008)	15,453,943
Residential purpose	13,188,751	(262,729)	13,451,480
Other	795,819	(23,311)	819,131
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	39,121,593	(1,107,314)	40,228,907
% to total domestic loans	58.37%	(1.87)%	60.24%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	62,079,261	8,002,123	54,077,138
Manufacturing	9,825,143	2,022,084	7,803,059
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	175,797	38,816	136,981
Construction	684,017	37,800	646,217
Utilities	1,946,478	571,984	1,374,494
Communication and information services	1,237,762	147,996	1,089,766
Transport and postal activities	2,180,369	633,045	1,547,324
Wholesale and retail	6,343,958	700,655	5,643,303
Finance and insurance	7,461,954	1,699,407	5,762,547
Real estate	8,692,626	1,569,341	7,123,285
Goods rental and leasing	2,174,889	828,255	1,346,634
Services	2,761,373	129,462	2,631,911
Municipal government	708,519	8,967	699,552
Other industries (including loans to the Japanese government)	17,886,376	(385,689)	18,272,065
Overseas offices and loans booked at offshore markets	25,798,724	662,618	25,136,106

Total	87,877,986	8,664,741	79,213,244

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	14,715,414	(246,356)	14,961,771
Housing loans	13,922,544	(223,813)	14,146,358
Residential purpose	12,100,514	(170,897)	12,271,411
Other	792,869	(22,543)	815,413
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	36,993,970	2,943,673	34,050,297
% to total domestic loans	59.59%	(3.37)%	62.96%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	4,575,883	(7,810,943)	12,386,827
Manufacturing	110	(1,810,177)	1,810,287
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	(2,159)	2,159
Construction	—	(90,104)	90,104
Utilities	—	(454,389)	454,389
Communication and information services	7,614	(250,440)	258,054
Transport and postal activities	2,437	(645,674)	648,111
Wholesale and retail	46	(802,806)	802,852
Finance and insurance	1,848,872	(803,742)	2,652,614
Real estate	135,814	(1,722,750)	1,858,564
Goods rental and leasing	—	(744,508)	744,508
Services	49,083	(79,249)	128,332
Municipal government	—	(1,946)	1,946
Other industries (including loans to the Japanese government)	2,531,905	(402,991)	2,934,896
Overseas offices and loans booked at offshore markets	67,793	(2,060,093)	2,127,886

Total	4,643,676	(9,871,036)	14,514,713

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	1,196,055	(108,008)	1,304,063
Housing loans	1,193,124	(107,253)	1,300,378
Residential purpose	1,082,356	(91,008)	1,173,364
Other	2,930	(754)	3,685
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	1,873,408	(4,026,785)	5,900,193
% to total domestic loans	40.94%	(6.69)%	47.63%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	360,708	53,952	306,755
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	45,000	—
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	67,027	31,363	35,664
Real estate	3,233	(1,060)	4,293
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	4,565	(108)	4,673
Other industries (including loans to the Japanese government)	220,882	(21,240)	242,122
Overseas offices and loans booked at offshore markets	—	—	—

Total	360,708	53,952	306,755

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	6,284	(954)	7,238
Housing loans	6,265	(941)	7,206
Residential purpose	5,880	(823)	6,703
Other	19	(13)	32
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	254,215	(24,202)	278,417
% to total domestic loans	70.47%	(20.28)%	90.76%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Americas	9,605,273	552,738	9,052,534
United States of America	7,516,149	735,378	6,780,770
Canada	687,422	94,145	593,276
Brazil	540,239	(31,374)	571,614
Mexico	463,402	(8,020)	471,423
Others	398,059	(237,390)	635,450
Asia/Oceania	10,940,211	(621,223)	11,561,435
Hong Kong	2,451,282	(461,783)	2,913,065
Singapore	1,463,572	105,539	1,358,033
Australia	1,360,253	(72,341)	1,432,595
China	1,330,487	(246,421)	1,576,909
Indonesia	1,039,549	172,124	867,425
India	771,992	(73,426)	845,419
Malaysia	703,930	28,549	675,380
South Korea	425,512	(45,067)	470,580
Taiwan	416,037	(173,586)	589,623
New Zealand	334,208	70,359	263,849
Vietnam	210,550	12,800	197,750
Others	432,833	62,031	370,802
EMEA	7,933,502	(405,256)	8,338,759
United Kingdom	1,883,088	(298,772)	2,181,860
Netherlands	815,575	(293,556)	1,109,131
Saudi Arabia	597,325	28,410	568,914
Germany	536,502	80,084	456,418
France	487,543	208	487,334
Turkey	288,545	(1,886)	290,431
Switzerland	273,363	108,480	164,883
UAE	261,204	(58,850)	320,055
Ireland	233,274	76,272	157,001
Italy	226,694	36,651	190,043
Luxembourg	220,176	2,346	217,830
Belgium	203,477	2,972	200,504
Russia	173,645	72,064	101,580
South Africa	170,882	316	170,566
Qatar	166,551	(116,699)	283,251
Spain	146,177	(942)	147,120
Poland	122,479	(2,985)	125,464
Others	1,126,996	(39,371)	1,166,367

Total	28,478,987	(473,742)	28,952,729

Note1:

Mitsubishi UFJ Trust and Banking Corporation (“TB”)’s corporate loan-related businesses were transferred to MUFG Bank (“BK”) on April 16th. Previously, “11. Overseas Loans” have been presented on a [ BK and TB Combined ] basis. From September 30, 2018, it was changed to present on [ BK Consolidated excl. MUAH, KS ] basis.

In addition, TB’s amount was included in the loan balances as of March 31, 2018.

Note2:	MUAH (MUFG Americas Holdings Corporation) and KS (Bank of Ayudhya Public Company Limited) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
MUAH	9,425,973	616,932	8,809,041
KS	4,274,600	252,131	4,022,469

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	165,870,252	5,070,475	160,799,777
Deposits (average balance)	164,655,565	6,529,591	158,125,973
Loans (ending balance)	92,521,663	(1,206,294)	93,727,957
Loans (average balance)	94,785,607	(420,862)	95,206,469

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	152,870,674	7,378,044	145,492,629
Deposits (average balance)	150,722,326	7,503,884	143,218,442
Loans (ending balance)	87,877,986	8,664,741	79,213,244
Loans (average balance)	89,463,553	8,546,606	80,916,947

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	12,999,578	(2,307,568)	15,307,147
Deposits (average balance)	13,933,238	(974,293)	14,907,531
Loans (ending balance)	4,643,676	(9,871,036)	14,514,713
Loans (average balance)	5,322,053	(8,967,469)	14,289,522

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	77,010,942	1,708,353	75,302,588
Corporations and others	65,038,517	1,903,836	63,134,680
Domestic deposits	142,049,459	3,612,190	138,437,269

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	69,773,375	2,160,773	67,612,602
Corporations and others	60,850,557	3,752,322	57,098,234
Domestic deposits	130,623,932	5,913,095	124,710,836

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	7,237,567	(452,419)	7,689,986
Corporations and others	4,187,959	(1,848,486)	6,036,446
Domestic deposits	11,425,527	(2,300,905)	13,726,432

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deferred tax assets	481.4	(23.1)	504.5
Allowance for credit losses	168.0	(27.0)	195.0
Write-down on investment securities	97.4	1.3	96.1
Unrealized losses on Available-for-sale securities	10.6	4.8	5.7
Reserve for retirement benefits	97.6	1.2	96.4
Reserve for contingent losses	29.0	(16.2)	45.2
Depreciation and Impairment losses	41.8	9.0	32.7
Other	160.8	12.2	148.6
Valuation allowance	(124.0)	(8.6)	(115.3)
Deferred tax liabilities	945.0	(1.5)	946.6
Unrealized gains on Available-for-sale securities	718.8	(51.5)	770.3
Net deferred gains on hedges	83.1	51.2	31.8
Revaluation gains on securities upon merger	57.4	(3.2)	60.7
Gains on securities contributed to employees’ retirement benefits trust	45.1	(1.8)	46.9
Other	40.3	3.7	36.5
Net deferred tax assets	(463.6)	(21.6)	(442.0)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2013	FY2014	FY2015	FY2016	FY2017	FY2018
Net operating profits before provision for general allowance for credit losses	855.9	931.4	888.1	666.9	554.3	388.4
Total credit costs	17.0	(70.7)	(103.4)	(25.4)	56.0	128.5
Income before income taxes	984.7	860.2	884.7	632.2	580.0	767.2
Reconciliation to taxable income	(336.2)	(12.6)	(113.3)	(86.2)	(156.0)	(495.9)
Taxable income	648.5	847.5	771.3	546.0	424.0	271.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deferred tax assets	54.7	(0.5)	55.3
Gains on securities related to employees’ retirement benefits trust	27.1	(1.0)	28.2
Deferred losses on hedging instruments	14.8	14.8	—
Depreciation and Impairment losses	11.6	(5.8)	17.4
Write-down on investment securities	11.3	2.4	8.8
Reserve for contingent losses	4.6	0.6	4.0
Allowance for credit losses	0.7	(10.6)	11.4
Other	16.0	(4.3)	20.3
Valuation allowance	(31.7)	3.3	(35.0)
Deferred tax liabilities	300.3	4.1	296.1
Unrealized gains on Available-for-sale securities	223.0	2.7	220.2
Reserve for retirement benefits	67.1	10.7	56.4
Deferred gains on hedging instruments	—	(6.6)	6.6
Other	10.1	(2.5)	12.7
Net deferred tax assets	(245.6)	(4.7)	(240.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2013	FY2014	FY2015	FY2016	FY2017	FY2018
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.9	190.4	193.0	181.4	162.1	144.5
Total credit costs	18.0	(0.4)	(0.2)	(22.5)	23.4	1.3
Income before income taxes	184.4	201.4	218.6	156.3	249.7	127.9
Reconciliation to taxable income	(94.3)	(40.4)	(68.1)	1.8	(69.5)	(78.0)
Taxable income	90.1	160.9	150.4	158.1	180.2	49.8

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Projected benefit obligation (reserve type)	(A)	2,318,718	(10,629)	2,329,348
Projected benefit obligation (non-reserve type)	(B)	54,068	(299)	54,368
Fair value of plan assets	(C)	3,137,254	(61,534)	3,198,789
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(764,467)	50,605	(815,072)
Net defined benefit liability		59,540	506	59,033
Net defined benefit asset		(824,007)	50,098	(874,106)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		21,367	(28,495)	49,863
Service cost		62,428	4,790	57,638
Interest cost		29,741	(1,567)	31,309
Expected return on plan assets		(110,667)	(7,528)	(103,138)
Amortization of unrecognized prior service cost		(6,124)	(251)	(5,873)
Amortization of unrecognized net actuarial loss		36,448	(25,505)	61,954
Other		9,540	1,567	7,973

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2019
Discount rates	Domestic consolidated subsidiaries	0.00% ~ 0.67%
	Overseas consolidated subsidiaries	1.73% ~ 11.00%
Expected return	Domestic consolidated subsidiaries	0.05% ~ 4.20%
	Overseas consolidated subsidiaries	1.75% ~ 8.95%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Projected benefit obligation	(A)	1,476,588	13,798	1,462,790
Discount rates		(0.4% ~ 0.6%)		(0.5% ~ 0.8%)
Fair value of plan assets	(B)	1,907,313	(31,496)	1,938,809
Prepaid pension cost	(C)	297,639	17,589	280,049
Reserve for retirement benefits	(D)	6,067	(2,588)	8,656
Total amount unrecognized	(A) - (B) + (C) - (D)	(139,152)	65,472	(204,625)
Unrecognized net actuarial loss		(134,335)	63,598	(197,933)
Unrecognized prior service cost		(4,817)	1,874	(6,692)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Net periodic cost of retirement benefits		26,656	(29,947)	56,603
Service cost		35,698	3,672	32,025
Interest cost		12,859	(770)	13,629
Expected return on plan assets		(47,181)	(4,197)	(42,984)
Amortization of unrecognized prior service cost		(1,836)	(0)	(1,835)
Amortization of unrecognized net actuarial loss		14,814	(29,936)	44,751
Other		12,301	1,284	11,017

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Projected benefit obligation	(A)	339,548	6,719	332,829
Discount rates		(0.4% ~ 0.6%)		(0.5% ~ 0.8%)
Fair value of plan assets	(B)	650,079	21,762	628,316
Prepaid pension cost	(C)	339,455	34,929	304,525
Reserve for retirement benefits	(D)	1,050	(68)	1,119
Total amount unrecognized	(A) - (B) + (C) - (D)	27,874	19,955	7,918
Unrecognized net actuarial loss		25,641	20,180	5,460
Unrecognized prior service cost		2,232	(225)	2,457

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2019 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2018 (B)
Net periodic cost of retirement benefits		(7,453)	(4,226)	(3,226)
Service cost		6,735	63	6,671
Interest cost		2,452	(285)	2,737
Expected return on plan assets		(27,270)	(2,556)	(24,714)
Amortization of unrecognized prior service cost		225	—	225
Amortization of unrecognized net actuarial loss		9,861	(1,612)	11,474
Other		542	163	378

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Assets:
Cash and due from banks	57,089,293	59,746,754
Call loans	1,278,814	252,844
Receivables under resale agreements	244,912	1,866,300
Receivables under securities borrowing transactions	4,490,725	—
Monetary claims bought	3,807,898	4,612,969
Trading assets	4,607,164	4,643,224
Money held in trust	27,072	27,671
Securities	43,375,328	48,739,675
Loans and bills discounted	79,213,244	87,877,986
Foreign exchanges	2,742,011	1,900,228
Other assets	7,109,731	7,769,316
Tangible fixed assets	867,544	851,214
Intangible fixed assets	373,598	405,029
Prepaid pension costs	280,049	297,639
Customers’ liabilities for acceptances and guarantees	7,157,429	6,951,006
Allowance for credit losses	(418,248)	(344,871)

Total assets	212,246,573	225,596,992

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Liabilities:
Deposits	145,492,629	152,870,674
Negotiable certificates of deposit	5,331,764	6,943,221
Call money	382,944	78,172
Payables under repurchase agreements	7,117,130	12,079,598
Payables under securities lending transactions	5,677,815	532
Commercial papers	1,401,857	1,341,534
Trading liabilities	2,653,609	2,631,051
Borrowed money	15,791,852	20,551,571
Foreign exchanges	2,306,525	2,911,717
Bonds payable	2,509,716	2,170,606
Other liabilities	5,248,144	5,435,991
Reserve for bonuses	27,460	27,470
Reserve for bonuses to directors	96	115
Reserve for stocks payment	5,296	4,931
Reserve for retirement benefits	8,656	6,067
Reserve for loyalty award credits	1,342	1,310
Reserve for contingent losses	157,215	103,747
Deferred tax liabilities	442,022	463,656
Deferred tax liabilities for land revaluation	112,872	110,060
Acceptances and guarantees	7,157,429	6,951,006

Total liabilities	201,826,382	214,683,037

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,299,706	3,832,259
Revenue reserve	190,044	190,044
Other retained earnings	3,109,661	3,642,215
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,389,032	2,921,586
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,244,239	8,776,793

Net unrealized gains (losses) on available-for-sale securities	1,885,661	1,735,268
Net deferred gains (losses) on hedging instruments	72,994	189,167
Land revaluation excess	217,295	212,725

Total valuation and translation adjustments	2,175,951	2,137,161

Total net assets	10,420,190	10,913,954

Total liabilities and net assets	212,246,573	225,596,992

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Ordinary income	3,067,560	3,568,249
Interest income	1,786,907	2,314,864
Interest on loans and bills discounted	1,149,933	1,495,995
Interest and dividends on securities	409,646	492,077
Fees and commissions	636,827	606,936
Trading income	64,453	10,655
Other operating income	285,744	267,735
Other ordinary income	293,627	368,057
Ordinary expenses	2,430,468	2,943,785
Interest expenses	821,587	1,303,805
Interest on deposits	255,891	419,000
Fees and commissions	170,905	176,430
Trading expenses	981	1,801
Other operating expenses	107,321	182,795
General and administrative expenses	1,179,543	1,174,102
Other ordinary expenses	150,129	104,848

Ordinary profits	637,091	624,464

Extraordinary gains	2,763	179,490
Extraordinary losses	59,781	36,681

Income before income taxes	580,073	767,273

Income taxes - current	129,321	78,258
Income taxes - deferred	13,041	25,799

Total taxes	142,362	104,057

Net income	437,710	663,215

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Assets:
Cash and due from banks	11,987,067	13,087,180
Call loans	19,432	26,136
Receivables under securities borrowing transactions	115,696	143,486
Monetary claims bought	15	113,856
Trading assets	542,572	504,804
Money held in trust	113,606	114,048
Securities	13,665,278	13,755,938
Loans and bills discounted	14,514,713	4,643,676
Foreign exchanges	93,483	61,374
Other assets	869,371	698,373
Tangible fixed assets	140,358	137,455
Intangible fixed assets	65,777	71,974
Prepaid pension costs	304,525	339,455
Customers’ liabilities for acceptances and guarantees	236,964	18,760
Allowance for credit losses	(33,138)	(2,712)

Total assets	42,635,723	33,713,809

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Liabilities:
Deposits	15,307,147	12,999,578
Negotiable certificates of deposit	4,395,644	2,324,711
Call money	1,236,027	12,858
Payables under repurchase agreements	5,081,985	5,302,674
Payables under securities lending transactions	746,767	—
Commercial papers	531,309	775,752
Trading liabilities	73,981	44,933
Borrowed money	3,752,381	1,113,981
Foreign exchanges	42,709	41,353
Bonds payable	725,802	621,573
Due to trust accounts	7,163,530	7,725,909
Other liabilities	726,002	401,921
Reserve for bonuses	4,910	4,608
Reserve for bonuses to directors	62	97
Reserve for stocks payment	3,645	3,786
Reserve for retirement benefits	1,119	1,050
Reserve for contingent losses	13,218	15,272
Deferred tax liabilities	240,817	245,612
Deferred tax liabilities for land revaluation	4,232	4,232
Acceptances and guarantees	236,964	18,760

Total liabilities	40,288,258	31,658,668

Net assets:
Capital stock	324,279	324,279
Capital surplus	425,265	455,970
Capital reserve	250,619	250,619
Other capital surplus	174,646	205,351
Retained earnings	1,066,508	1,083,418
Revenue reserve	73,714	73,714
Other retained earnings	992,794	1,009,704
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	853,589	870,499
Treasury stock	—	(299,999)

Total shareholders’ equity	1,816,053	1,563,668

Net unrealized gains (losses) on available-for-sale securities	516,851	526,178
Net deferred gains (losses) on hedging instruments	15,150	(34,115)
Land revaluation excess	(589)	(590)

Total valuation and translation adjustments	531,412	491,472

Total net assets	2,347,465	2,055,140

Total liabilities and net assets	42,635,723	33,713,809

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Ordinary income	704,515	732,794
Trust fees	96,401	99,258
Interest income	337,874	406,442
Interest on loans and bills discounted	117,805	56,557
Interest and dividends on securities	195,691	268,366
Fees and commissions	140,777	123,718
Trading income	15,651	27,445
Other operating income	30,361	27,979
Other ordinary income	83,449	47,950
Ordinary expenses	498,421	618,275
Interest expenses	183,530	272,445
Interest on deposits	30,811	36,218
Fees and commissions	35,919	32,577
Trading expenses	34	23
Other operating expenses	44,927	54,304
General and administrative expenses	207,301	192,226
Other ordinary expenses	26,707	66,698

Ordinary profits	206,093	114,519

Extraordinary gains	53,766	21,196
Extraordinary losses	10,076	7,812

Income before income taxes	249,784	127,903

Income taxes - current	59,884	15,659
Income taxes - deferred	3,145	17,108

Total taxes	63,030	32,767

Net income	186,754	95,135

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Assets:
Loans and bills discounted	306,755	360,708
Securities	53,976,806	58,002,805
Beneficiary rights to the trust	72,399,465	79,369,495
Securities held in custody accounts	3,121,503	3,367,036
Monetary claims	16,876,864	18,475,973
Tangible fixed assets	13,544,869	14,466,100
Intangible fixed assets	130,851	134,221
Other claims	3,645,903	3,414,876
Call loans	384,210	1,062,298
Due from banking account	9,626,979	9,531,008
Cash and due from banks	6,671,875	5,860,812

Total	180,686,086	194,045,337

Liabilities:
Money trusts	25,052,352	25,237,376
Pension trusts	11,946,499	11,957,774
Property formation benefit trusts	7,608	7,528
Investment trusts	77,208,657	84,634,927
Money entrusted other than money trusts	3,718,032	4,088,974
Securities trusts	5,200,280	5,528,493
Monetary claim trusts	15,977,728	17,364,307
Equipment trusts	72,741	80,967
Land and fixtures trusts	43,894	43,889
Composite trusts	41,458,291	45,101,098

Total	180,686,086	194,045,337

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,505 millions of yen as of March 31, 2018 and 1,504 millions of yen as of March 31, 2019.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Assets:
Loans and bills discounted	16,186	14,083
Securities	80,292	62,808
Other	7,008,991	7,555,920

Total	7,105,470	7,632,813

Liabilities:
Principal	7,105,161	7,617,688
Allowance for bad debts	48	42
Other	260	15,082

Total	7,105,470	7,632,813

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2018	As of March 31, 2019
Total funds	56,709,252	52,526,969

Deposits	15,307,147	12,999,578
Negotiable certificates of deposit	4,395,644	2,324,711
Money trusts	25,052,352	25,237,376
Pension trusts	11,946,499	11,957,774
Property formation benefit trusts	7,608	7,528

Loans and bills discounted	14,821,468	5,004,385

Banking account	14,514,713	4,643,676
Trust account	306,755	360,708

Investment securities	67,642,084	71,758,743

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.